SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                               GUEST SUPPLY, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    401630108
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                                 (CUSIP Number)

                           LOUIS J. BEVILACQUA, ESQ.,
                         CADWALADER, WICKERSHAM & TAFT,
                                100 MAIDEN LANE,
                               NEW YORK, NY 10038
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                JANUARY 26, 2001
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 401630108

                                  SCHEDULE 13D
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CUSIP NO. 401630108                                    PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE  PERSON
     SUMMERSET GROUP LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[ ]
                                                                        (B)[ ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)
     None

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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                7     SOLE VOTING POWER
                      0
   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE  DISPOSITIVE POWER
   REPORTING          0
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0

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14     TYPE OF REPORTING PERSON (See Instructions)
       OO

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

                                  SCHEDULE 13D
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CUSIP NO.401630108                                     PAGE 3 OF 5 PAGES
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ITEM 1.     SECURITY AND ISSUER

            This statement relates to shares of Common Stock, no par value (the "Common Stock"), of Guest Supply, Inc. (the "Corporation"). The Corporation's principal executive office is located at 4301 U.S. Highway One, Monmouth Junction, New Jersey 08852-0902.


ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by Summerset Group LLC, a Delaware Limited Liability Company.

            (b) The business address of Summerset Group LLC is 290 Beeline Drive, Bensenville, Illinois 60106.

            (c) The present principal business of Summerset Group LLC is to invest in and hold securities.

            (d) During the past five years, Summerset Group LLC, the Manager, or the Voting Members have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, Summerset Group LLC, the Manager, or the Voting Members have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The source and amount of funds used in purchasing the Common Shares requiring the filing of this Schedule were as follows:

            N/A


ITEM 4.     PURPOSE OF TRANSACTION.

            Summerset Group LLC has no present plan which relates to or would result in any action with respect to the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, Summerset Group LLC may decide to purchase shares of Common Stock in the open market or a private transaction.

                                  SCHEDULE 13D
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CUSIP NO.401630108                                     PAGE 4 OF 5 PAGES
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to the Annual Report of Guest Supply, Inc. on Form 10-K for the fiscal year ended September 29, 2000, as of December 15, 2000 the Corporation had issued and outstanding 6,182,005 Shares of Common Stock, no par value. Summerset Group LLC does not beneficially own any Shares of Common Stock. Neither Robert Shapiro nor Nathan Shapiro beneficially own any Shares of Common Stock.

            (b) Summerset Group LLC has the sole power to vote, or to direct the vote of 0 Shares of Common Stock, and shared power to vote, or to direct the vote of 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of 0 shares of Common Stock and shared power to dispose of, or to direct the disposition of 0 shares of Common Stock.

            (c) On January 26, 2001 Summerset Group LLC sold a total of 610,300 Shares on the open market for a total of $15,301,111.37. On January 29, 2001 Summerset Group LLC sold its remaining 3,000 Shares, divesting itself of all Shares of Common Stock.

            (d) None

            (e) Summerset Group LLC ceased to be a beneficial owner of more than 5% of the Common Stock of Guest Supply, Inc. on January 26, 2001.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

                                  SCHEDULE 13D
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CUSIP NO.401630108                                     PAGE 5 OF 5 PAGES
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SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       January 31, 2001


                                       SUMMERSET GROUP LLC


                                       By: /s/ ROBERT SHAPIRO
                                           --------------------------------
                                           Robert Shapiro
                                           Manager